UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

OPNET Technologies, Inc.

(Name of Issuer)

Common stock, $0.001 par value per share

(Title of Class of Securities)

683757108

(CUSIP Number)

Brett A. Nissenberg General Counsel and Senior Vice President Riverbed Technology, Inc. 199 Fremont Street San Francisco, CA 94105 (415) 247-8800

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

Copies to: Keith A. Flaum, Esq. James R. Griffin, Esq. Weil, Gotshal & Manges LLP 201 Redwood Shores Parkway Redwood Shores, California 94065 (650) 802-3090 October 28, 2012

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 (b) for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting company’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 683757108

1.	Name of Reporting Person Riverbed Technology, Inc.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO (See Item 3)
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or Item 2(e) ☐ N/A
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 7,485,772(1)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 7,485,772(1)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 7,485,772(1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 32.8
14.	Type of Reporting Person (See Instructions) CO

(1)	Beneficial ownership of the above referenced securities is being reported hereunder solely because the reporting person may be deemed to have beneficial ownership of such securities as a result of Tender and Support Agreements (as defined in Item 4 below) entered into with beneficial owners of such securities as described herein. Neither the filing of this statement on Schedule 13D nor any of its contents shall be deemed to constitute an admission by either of the reporting persons that it is the beneficial owner of any of the common stock referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed.

2

CUSIP No. 683757108

1.	Name of Reporting Person Octagon Acquisition Corp.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO (See Item 3)
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or Item 2(e) ☐ N/A
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 7,485,772(1)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 7,485,772(1)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 7,485,772(1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 32.8
14.	Type of Reporting Person (See Instructions) CO

(1)	Beneficial ownership of the above referenced securities is being reported hereunder solely because the reporting person may be deemed to have beneficial ownership of such securities as a result of Tender and Support Agreements (as defined in Item 4 below) entered into with beneficial owners of such securities as described herein. Neither the filing of this statement on Schedule 13D nor any of its contents shall be deemed to constitute an admission by either of the reporting persons that it is the beneficial owner of any of the common stock referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed.

3

This Amendment No. 1 (this “Amendment No. 1”) to Schedule 13D amends and supplements the Schedule 13D (the “Schedule 13D”) filed with the Securities and Exchange Commission on November 6, 2012, by Riverbed Technology, Inc. (“Riverbed”), a Delaware corporation, and Octagon Acquisition Corp., a Delaware corporation and wholly-owned subsidiary of Riverbed, with respect to the common stock with a par value of $0.001 per share, of OPNET Technologies, Inc., a Delaware corporation. As described in more detail below, Items 2, 3 and 7 have been amended by this Amendment No. 1.

The Schedule 13D is amended and supplemented as follows:

Item 2.	Identity and Background

Item 2 of the Schedule 13D is hereby amended and supplemented by amending and restating in its entirety Schedule A as attached hereto.

Item 3.	Source and Amount of Funds or Other Consideration

Item 3 of this Schedule 13D is hereby amended and supplemented by amending and restating the final two paragraphs as follows:

In connection with the Offer (as defined in Item 4 below), Acquisition Sub estimates that it will need approximately $854,000,000 to purchase all of the shares of OPNET Common Stock (as defined in Item 4 below) pursuant to the Offer (assuming that all such shares of OPNET Common Stock are validly tendered and not withdrawn), including transaction fees. Riverbed and Acquisition Sub expect to fund these payments through: (i) a three-year senior secured term loan commitments from Morgan Stanley Senior Funding, Inc. (“Morgan Stanley”), Goldman Sachs Bank USA (“Goldman Sachs”), Merrill Lynch, Pierce, Fenner & Smith Incorporated (“Merrill Lynch”) and Bank of America, N.A. (“Bank of America” and, together with Morgan Stanley, Merrill Lynch and Goldman Sachs, the “Commitment Parties”) in an aggregate principal amount of $500,000,000 (the “Secured Term Loan”); and (ii) cash on hand.

A commitment letter (the “Commitment Letter”) from the Commitment Parties, dated November 9, 2012, sets out the terms pursuant to which the Commitment Parties have committed to lend to Riverbed the Secured Term Loan (less the aggregate amount of net proceeds from the issuance of, at Riverbed’s election, alternative term loans or other financing in lieu of the financing to be provided under the Commitment Letter prior to, or concurrently with, the initial acceptance of OPNET Common Stock in the Offer). There are various conditions to the obligation of the Commitment Parties to provide the Secured Term Loan, including, among others: (i) the initial acceptance of shares of OPNET Common Stock pursuant to the Offer (as defined in Item 4) being consummated substantially concurrently to the funding of the Secured Term Loan; (ii) all fees and expenses required to be paid pursuant to the Commitment Letter having been paid; (iii) the execution and delivery of all documentation relevant to the Secured Term Loan by Riverbed and Acquisition Sub; (iv) since June 30, 2012, no Company Material Adverse Effect (as defined in the Merger Agreement) having occurred; (v) the accuracy of certain of Riverbed’s and OPNET’s representations in the Merger Agreement; (vi) the accuracy of certain of Riverbed’s and Acquisition Sub’s representations and warranties in the Commitment Letter; and (vii) the Merger Agreement not having been validly terminated. The foregoing description of the Commitment Letter is qualified in its entirety by reference to the full text of the Commitment Letter, which is included as Exhibit 7.5 to this 13D and which is incorporated by reference herein. The Commitment Letter amended and restated that certain debt commitment letter, dated October 28, 2012, among Riverbed, Morgan Stanley and Goldman Sachs, which is included as Exhibit 7.1 to this Schedule 13D.

Item 7.	Material to Be Filed as Exhibits

Item 7 of the Schedule 13D is hereby amended and restated in its entirety as follows:

Exhibit No.	Description

7.1	Commitment Letter, dated as of October 28, 2012, by and among Riverbed Technology, Inc., Morgan Stanley Senior Funding, Inc. and Goldman Sachs Bank USA.

7.2

Agreement and Plan of Merger, dated as of October 28, 2012, by and among Riverbed Technology, Inc., Octagon Acquisition Corp. and OPNET Technologies, Inc. (incorporated herein by reference to Exhibit 2.1 to Riverbed Technology, Inc.’s Current Report on Form 8-K filed on October 29, 2012).

7.3	Form of Tender and Support Agreement (incorporated herein by reference to Exhibit 99.1 of Riverbed Technology, Inc.’s Current Report on Form 8-K filed on October 29, 2012).

7.4	Joint Filing Agreement, dated as of November 6, 2012, by and between Riverbed Technology, Inc. and Octagon Acquisition Corp.

7.5	Amended and Restated Commitment Letter, dated as of November 9, 2012, by and among Riverbed Technology, Inc., Morgan Stanley Senior Funding, Inc., Goldman Sachs Bank USA, Bank of America, N.A., and Merrill Lynch, Pierce, Fenner & Smith Incorporated (incorporated herein by reference to Exhibit 99.11 of Riverbed Technology, Inc.’s Registration Statement on Form S-4 filed on November 14, 2012).

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: November 14, 2012	RIVERBED TECHNOLOGY, INC.

	By:	/s/ Jerry M. Kennelly
Name: Jerry M. Kennelly
Title: Chairman and Chief Executive Officer

Date: November 14, 2012	OCTAGON ACQUISITION CORP.

	By:	/s/ Jerry M. Kennelly
Name: Jerry M. Kennelly
Title: President and Secretary

Schedule A

Directors and Executive Officers of Riverbed and Octagon Acquisition Corp.

1.	Riverbed

The following table sets forth the names and principal occupations or employment and employment history of the directors and executive officers of Riverbed. The business address and address for each such person’s principal occupation or employment is c/o Riverbed Technology, Inc., 199 Fremont Street, San Francisco, CA 94105.

Directors of Riverbed Technology, Inc.:

Name	Present Principal Occupation or Employment	Name, Principal Business and Address of Organization in which Employed

Jerry M. Kennelly	Chairman and Chief Executive Officer	c/o Riverbed Technology, Inc. 199 Fremont Street San Francisco, CA 94105

Steve McCanne, Ph.D.	Chief Technology Officer and Director	c/o Riverbed Technology, Inc. 199 Fremont Street San Francisco, CA 94105

Michael Boustridge	Director	c/o Riverbed Technology, Inc. 199 Fremont Street San Francisco, CA 94105

Mark A. Floyd	Director	c/o Riverbed Technology, Inc. 199 Fremont Street San Francisco, CA 94105

Michael R. Kourey	Director	c/o Riverbed Technology, Inc. 199 Fremont Street San Francisco, CA 94105

Mark Lewis	Director	c/o Riverbed Technology, Inc. 199 Fremont Street San Francisco, CA 94105

Chris Schaepe	Director	c/o Riverbed Technology, Inc. 199 Fremont Street San Francisco, CA 94105

James R. Swartz	Director	c/o Riverbed Technology, Inc. 199 Fremont Street San Francisco, CA 94105

Executive Officers of Riverbed Technology, Inc.:

Name	Position

Jerry M. Kennelly	Chairman and Chief Executive Officer

Steve McCanne, Ph.D.	Chief Technology Officer and Director

Randy S. Gottfried	Chief Operating Officer and Chief Financial Officer

Brett A. Nissenberg	General Counsel, Senior Vice President of Corporate and Legal Affairs and Secretary

Eric Wolford	President, Products and Marketing

David M. Peranich	President, Worldwide Field Operations

2.	Octagon Acquisition Corp.

The following table sets forth the names and principal occupations or employment of the directors and executive officers and employment history of the directors and executive officers of Octagon Acquisition Corp. The business address and address for each such person’s principal occupation or employment is c/o Octagon Acquisition Corp., 199 Fremont Street, San Francisco, CA 94105.

Name	Current Principal Occupation or Employment	Name, Principal Business and Address of Organization in which Employed

Jerry M. Kennelly	Chairman, President and Secretary	c/o Riverbed Technology, Inc. 199 Fremont Street San Francisco, CA 94105

Randy S. Gottfried	Director, Treasurer	c/o Riverbed Technology, Inc. 199 Fremont Street San Francisco, CA 94105